100 Summer Street

Boston, Massachusetts 02110-2131

(617) 345-1000

Fax: (617) 345-1300

March 22, 2013

VIA EDGAR

Mr. Kevin C. Rupert

Accountant

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	College & University Facility Loan Trust One (811-05291)

College & University Facility Loan Trust Two (811-05506)

Dear Mr. Rupert:

This letter is submitted on behalf of College & University Facility Loan Trust One (“CUO”) and College & University Facility Loan Trust Two (“CUT”) (collectively, the “Trusts”) in response to the comments of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) with respect to the Notifications of Late Filing on Form 12b-25 filed on behalf of the Trusts on February 7, 2013 (the “Filings”) relating to Forms N-CSR for the fiscal period ended November 30, 2012, as set forth in your letter (the “Comment Letter”) to U.S. Bank National Association, dated February 22, 2013.

For your reference and to provide a framework for the responses to the specific points raised in the Comment Letter, set forth below is a description of the structure and history of the Trusts, including certain exemptive orders and no-action letters provided by the Commission in light of the unusual nature of the Trusts.

Background of the Trusts

CUO and CUT were established as Massachusetts business trusts pursuant to declarations of trust (as amended from time to time, the “Declarations”) on September 10, 1987 and March 11, 1988, respectively, by U.S. Bank National Association (as successor in interest to the Bank of Boston, “Owner Trustee”), not in its individual capacity but solely as Owner Trustee, in order to facilitate certain lending activities of the United States Department of Education (“Education”). The Owner Trustee acts as the manager of the Trusts pursuant to the terms of the respective Declarations.

Mr. Kevin C. Rupert

March 22, 2013

Although CUO and CUT were registered under the Investment Company Act as diversified, closed-end, management investment companies pursuant to the regulations in effect at the time of the their initial offerings, the Trusts are pass-through entities with characteristics that today would satisfy the exception from registration as an investment company provided under Rule 3a-7 of the Investment Company Act, as amended, to issuers of asset-backed securities.

The Trusts were formed for the sole purpose of raising funds through the issuance of certain sequential pay bonds (“Bonds”), which were registered and issued pursuant to a Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and under the Investment Company Act. Each Trust acquired a fixed portfolio of loans from Education that were made by Education to various postsecondary educational institutions located in the U.S. (collectively the “Loans”) in exchange for all of the certificates of beneficial interest (“Certificates”) in the net assets of the Trusts and the net proceeds from the sale of the Bonds that were contemporaneously issued by the Trusts pursuant to their respective Indenture (collectively, the “Trust Indentures”). The assets of each Trust are pledged to the related Indenture Trustee (the “Indenture Trustee”) as security for that Trust’s obligations under the related Trust Indenture. All payments on the Bonds are made from the proceeds of the Loans and any earnings thereon. The Trusts are prohibited by the Declarations and the Trust Indentures from selling the Loans, incurring any indebtedness or issuing new Bonds or other debt securities.

The Trusts are single purpose, passive entities that do not engage in any business or activity other than holding the Loans and certain closely related activities, such as paying related expenses and distributing cash dividends to holders of the Certificates. Although the Trusts are registered under the Investment Company Act as diversified, closed-end management investment companies, they differ in a number of significant ways from traditional management investment companies due to their unusual structure. As set out in the Declarations, the Trusts do not have principal executive officers or principal financial officers, nor do they have a board of directors from which to form an audit committee. Additionally, unlike most registered management investment companies, the Loans owned by the Trusts are not marketable securities which are bought and sold as market conditions change. Accordingly, pursuant to orders from the Commission, the Trusts are exempt from certain provisions of the Investment Company Act because of their unique nature. See College and University Facility Loan Trust, Investment Company Act Release No. 15903 (July 31, 1987) (notice); Investment Company Act Release No. 15990 (September 18, 1987) (order); College and University Facility Loan Trust Two, Investment Company Act Release No. 16366 (April 14, 1988) (notice); Investment Company Act Release No. 16388 (May 2, 1988) (order). The Trusts are also permitted to utilize the “amortized cost method of accounting” for financial reporting purposes with respect to the valuation of the Loans pursuant to no-action letters received by CUO (March 4, 1988) and CUT (May 27, 1988).

The Owner Trustee, as set forth in the Declaration for each Trust, is responsible for compliance by the Trusts with the requirements of the Investment Company Act applicable to the Trusts, including without limitation the filing of periodic reports with the Commission as and when required by such Act and by the orders issued in response to the Trusts’ Section 6(c) applications.

The administration and servicing of each of the Loan portfolios is performed by an independent third party servicer, Berkadia Commercial Mortgage LLC (“Servicer”), pursuant to the requirements set forth in the applicable Trust Indenture. Cash payments from the Loans are collected by the Servicer and deposited by it with the related Indenture Trustee, for distribution to the related

Mr. Kevin C. Rupert

March 22, 2013

Bondholders and, to the extent of funds available therefor, to the Owner Trustee for the payment of certain expenses of the respective Trusts and for the payment of cash dividends to holders of the Certificates on a semi-annual basis in accordance with information provided by the Servicer. Financial statements for each Trust are prepared by the Trust accountant, BDO USA, LLP (the “Trust Accountant”) and audited by its registered independent accounting firm (the “Independent Auditor”). The Trusts are not a party to any trading of the Certificates or the Bonds.

Generally, after the discharge of the related Trust Indenture and the payment of all principal and interest on the related Bonds, each Trust’s remaining trust property, net of appropriate expenses, will be distributed to the holders of the related Certificates. The final scheduled maturities of the Bonds issued by CUO and CUT are December 1, 2014 and June 1, 2018, respectively. As of November 30, 2012, the principal amount of Bonds outstanding was $4.67 million in the case of CUO and $18.12 million in the case of CUT.

Pursuant to a no-action letter of the Commission dated November 29, 2004 (the “2004 No-action Letter”) received by the Trusts, the Trusts are permitted to file modified certifications pursuant to Section 30 of the Investment Company Act and Rule 30a-2 and are not required to maintain disclosure controls and procedures or internal controls over financial reporting (in each case, as defined in Rule 30a-3) or include the information required by Rule 30a-3 in the reports filed by the Trusts under Section 30 of the Investment Company Act. Neither Trust has offered or sold Certificates since the original issuances in the late 1980’s. The Certificates issued by CUO and CUT are held by a limited number of sophisticated institutional investors. No active trading market exists for the Certificates of either Trust and, to the Owner Trustee’s knowledge, no transfers of Certificates of either Trust have taken place since at least 2009.

Response to the Comment Letter

On behalf of the Trusts, we respectfully acknowledge the comments of the Staff and submit to the Staff the following information in response to the specific points raised in the Comment Letter.

The process of preparing the annual financial statements to be transmitted to holders of the Certificates and filed with the Commission on Form N-CSR requires coordination amongst a number of third party service providers to the Trusts. Pursuant to and in accordance with each of the respective Declarations, related Trust Indentures and Servicing Agreements, the Servicer provides financial information relating to the assets and activities of the Trusts to the Trust Accountant for preparation of the financial statements, and the Trust Accountant prepares and provides drafts of the financial statements for each Trust to the Owner Trustee. The Trusts then provide financial information from the Servicer and drafts of the Trusts’ financial statements to the Independent Auditor for their audit of the financial statements prepared by the Trust Accountant. In connection with the preparation and audit of the Trusts’ financial statements, the Owner Trustee acts in a supervisory capacity on behalf of the holders of Certificates issued by the Trusts and, to the extent possible, coordinates the activities of the Servicer, the Trust Accountant and the Independent Auditor with respect to obtaining the Trusts’ audited financial statements and the report of the Independent Auditor on a timely basis.

With respect to the financial statement filing and delivery obligations of the Trusts for the period ended November 30, 2012, the Owner Trustee worked diligently to manage and improve oversight of the financial statement preparation process for the period with a specific focus on

Mr. Kevin C. Rupert

March 22, 2013

addressing the issues that resulted in the late filing of the 2011 financial statements. At the Owner Trustee’s request, prior to and following the close of the reporting period, regular meetings were held with the various parties involved in performing different functions on behalf of the Trusts, including the Trust Accountant, the Servicer, the Indenture Trustee and the Owner Trustee. The goal of these meetings was to have everything prepared for review by the Independent Auditor within a week of the end of the fiscal period for the Trusts so that the audit process could be completed and audited financial statements could be filed and transmitted in a timely manner. Between September 1, 2012 and January 1, 2013, the Owner Trustee participated in no less than fifteen meetings and had numerous correspondences with various parties to facilitate the audit process. One of the areas of particular focus in these meetings was a risk analysis spreadsheet prepared by the Servicer that assessed on a loan-by-loan basis the risk of Loan payment defaults by the related college obligors. This spreadsheet is used in the calculation of the loan loss reserve and was an area of audit concern from the prior fiscal year. That area of concern regarding the loan loss backup was addressed through this process and the Independent Auditor did not identify a material weakness in this area in its audit report for the period ended November 30, 2012. However, late in the audit process, approximately mid-January, a new question arose concerning the amortization of original issue discount.

As more specifically described in the statement by the Trust Accountant attached hereto as Exhibit A, the Trust Accountant required additional research to review and determine whether adjustments were needed with respect to the amortization of original issue discount on the Bonds for CUT, and the adjustments required under ASC 946-205-45 for both CUO and CUT required additional research to determine they were fairly presented. Further, additional analysis was necessary related to a particular loan in CUO to determine that the Loan Loss Reserve for CUO was fairly stated. As a result, the Trust Accountant was unable to complete preparation of the Trusts’ financial statements within the time period required to permit timely filings by the Trusts. As of now, the Trusts have both filed with the Commission and mailed to the holders of Certificates the respective reports on Form N-CSR for the fiscal period ended November 30, 2012.

Each of the Trusts acknowledges the Staff’s comments regarding the sufficiency of the explanation provided in the Filings, as well as the exhibit requirement set forth in Rule 12b-25(c) and, to the extent applicable, undertakes to include the required information in any future filings on Form 12b-25.

The Owner Trustee hereby acknowledges to the Staff each Trust’s obligation to provide financial statements to the holders of the Certificates within sixty days of the end of the applicable Trust’s fiscal year-end pursuant to Section 30 of the Investment Company Act and Rule 30e-1 thereunder. For the fiscal year ended November 30, 2012, despite the Owner Trustee’s diligence in its oversight of the financial statement preparation process and the third party servicers’ performance of their respective obligations under the Trusts’ governing documents, the financial statements of the Trusts were not completed by the Trust Accountant or furnished to the Owner Trustee within sixty days of the Trust’s respective fiscal year-end. Because the audited financial statements were not available within sixty days of the trusts’ fiscal year-end, the financial statements were not transmitted to the holders of the Certificates within the period prescribed in Rule 30e-1. Each of the Trusts fully intends to comply with the requirements of Rule 30e-1. In future reporting periods, the Trusts undertake to fully comply with the requirements of Rule 30e-1(c) or, in the event such compliance is not possible due to delays in completion of the financial statements for reasons that are outside of the control of the Owner Trustee, submit a request for extension pursuant to Rule 30e-1(e) prior to the expiration of the sixty day time period provided in Rule 30e-1(c).

Mr. Kevin C. Rupert

March 22, 2013

As indicated above, in reliance on the 2004 No-action Letter, the Trusts are not required to maintain disclosure controls and procedures or internal controls over financial reporting (in each case, as defined in Rule 30a-3). However, in order to address the obligations of the Trusts to comply with the applicable requirements of Section 30 of the Investment Company Act and, specifically, the requirements set forth in Rule 30e-1 thereunder, the Owner Trustee commits to undertake the following actions, commencing with the semi-annual reporting period ending May 31, 2013:

1.	The Owner Trustee will consult with counsel and communicate with appropriate individuals at each of the third party service providers involved in the financial statement preparation and delivery process to ensure that the obligations of the Trusts and expectations of the Owner Trustee are clearly understood by all parties and that resources will be made available, as needed, to assist the Trusts in meeting these obligations.

2.	No less than thirty days prior to the end of the applicable reporting period, the Owner Trustee will establish and distribute to each of the third party service providers a time and responsibility schedule (“Schedule”) for the preparation of each of the Trust’s financial statements. The Schedule will provide detail regarding each party’s respective responsibilities under the governing Trust documents and will include delivery milestones based on the applicable deadline for transmission of the Trust’s financial statements to holders of Certificates in compliance with Rule 30e-1.

3.	Beginning no less than thirty days prior to the close of the applicable reporting period, and continuing throughout the financial statement preparation and audit process (as applicable), the Owner Trustee will hold regular weekly in-person or telephonic meetings with each third party service provider to monitor compliance with the Schedule and identify any accounting or audit-related issues that may have an impact on the timeliness of the Trusts’ reporting to holders of the Certificates or required filings with the Commission.

4.	In the event any issues are identified that would be reasonably expected to result in a delay in one or both Trusts’ ability to meet its obligations to timely transmit and file the required periodic reports, the Owner Trustee will consult with qualified counsel and, as applicable, (i) apply to the Commission for an extension pursuant to Rule 30e-1(e) and (ii) file any required Notifications on Form 12b-25 within the respective timeframes established by the Commission.

Each of the Trusts, singly and on behalf of itself, hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin C. Rupert

March 22, 2013

Thank you for your assistance regarding this matter. Please contact the undersigned at (617) 345-1036 with any further comments or questions you may have.

Sincerely,

/s/ Kelly D. Babson

Kelly D. Babson

cc:	L. Cawley, U.S. Bank National Association

J. Partigan, Nixon Peabody LLP

Exhibit A

Statement of Trust Accountant

(Please see attached)

Tel: 212-885-8000 Fax: 212-697-1299 www.bdo.com	100 Park Avenue New York, NY 10017

March 14, 2013

Securities and Exchange Commission

Washington, DC 20549

Re:	College and University Trust One

College and University Trust Two

BDO USA, LLP (“BDO”) is engaged by College and University Trust One and College and University Trust Two (the “Trusts”) to administrate their books and records. As part of that engagement BDO drafts the annual financial statements for the Trusts. In connection with the Trusts’ filings on Form N-SAR and Form N-CSR, the Trusts’ annual financial statements are required to be completed in order to prepare the filings. For the year ended November 30, 2012, we determined that amortization of the original issue discount on the Bonds for Trust Two was incorrect and needed to be adjusted and the required adjustments required under ASC 946-205-45 for both Trust One and Trust Two required additional research to determine they were fairly presented. Further, additional analysis was necessary related to a particular loan in Trust One to determine that the Loan Loss Reserve for Trust One was fairly stated. As a result of the additional time required to complete the various analyses, we were unable to complete the preparation of the financial statements within the time period required for timely filings by the Trusts.

Sincerely,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.